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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE TO-T/A
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                         INTERSTATE HOTELS CORPORATION
                           (Name of Subject Company)

                     SHANER HOTEL GROUP LIMITED PARTNERSHIP
                       (Name of Filing Person - Offeror)

                Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   46088R108
                     (CUSIP Number of Class of Securities)

                                Lance T. Shaner
                                1965 Waddle Road
                       State College, Pennsylvania 16803
                                 (814) 234-4460
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing Person)

                                With a copy to:

                           Leo A. Keevican, Jr., Esq.
                               DKW Law Group, PC
                             USX Tower, 58th Floor
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                 (412) 355-2600

                           CALCULATION OF FILING FEE

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    Transaction Valuation*                   Amount of Filing Fee
------------------------------------------------------------------------------------
         $7,395,996.00                             $680.43

------------------------------------------------------------------------------------


*Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the purchase of a total of 2,465,322 shares of Class A Common Stock, $0.01 par value per share, at a price per Share of $3.00 in cash.







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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: Not Applicable
                  Form or Registration No: Not Applicable
                  Filing Party: Not Applicable
                  Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =






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                        AMENDMENT NO. 5 TO SCHEDULE TO-T

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO-T filed by Shaner Hotel Group Limited Partnership, a Delaware limited partnership ("Shaner Hotel Group"), on April 3, 2002, and amended on April 11, April 23, May 3, and May 8, 2002 (as amended "Schedule TO-T"), relating to the offer by Shaner Hotel Group to purchase 2,465,322 shares of Class A Common Stock, $0.01 par value per share (the "Shares"), and, if applicable, the related preferred stock purchase rights, of Interstate Hotels Corporation, a Maryland corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2002 ("Offer to Purchase"), and in the related Letter of Transmittal, filed as Exhibits (a)(11) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 5 to Schedule TO-T is the final amendment to that Schedule.

ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 of Schedule TO-T is hereby amended and supplemented by adding the following information.

                  Shaner Hotel Group's Offer expired by its terms at 5:00 p.m. Pittsburgh, Pennsylvania, time on May 31, 2002. Shaner Hotel Group's Offer was subject to two principal conditions, among other conditions, relating (1) to a minimum number of shares of Class A Common Stock being tendered by the Expiration Date, and (2) to the preferred stock purchase rights issued under the Company's Shareholders Rights Agreement being redeemed by the Company's Board of Directors or Shaner Hotel Group being satisfied in its reasonable judgment that those rights were invalid or otherwise inapplicable to the Offer. As of the close of business on the Expiration Date, neither one of those conditions had been satisfied and Shaner Hotel Group had not waived them. Shaner Hotel Group has therefore not purchased any shares tendered into the Offer and has instructed the Depositary to promptly return all tendered shares to the tendering shareholders.

ITEM 12.  EXHIBITS.

         Item 12 of Schedule TO-T is hereby amended and supplemented by adding the following new exhibit.

(a)(15) Press Release issued by Shaner Hotel Group, dated June 3, 2002.







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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     SHANER HOTEL GROUP LIMITED PARTNERSHIP

                                     By:      SHANER OPERATING CORP.
                                              Its General Partner


                                     /s/        Lance T. Shaner
                                     --------------------------------------
                                     Lance T. Shaner, Chairman
                                     of the Board and Vice President

                                                     June 3, 2002






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                                  EXHIBIT INDEX

EXHIBIT NO.
----------

(a)(1)    Offer to Purchase, dated April 3, 2002.*

(a)(2)    Letter of Transmittal (including Guidelines for Certification of
          Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)    Notice of Guaranteed Delivery.*

(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)    Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)    Letter to Shareholders, dated April 3, 2002.*

(a)(8)    Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)    Summary advertisement published in The New York Times on April 11, 2002.*

(a)(10)   Offer to Purchase, dated April 11, 2002.*

(a)(11)   Offer to Purchase, dated April 20, 2002.*

(a)(12)   Press Release issued by Shaner Hotel Group, dated April 23, 2002.*

(a)(13)   Press Release issued by Shaner Hotel Group, dated May 2, 2002.*

(a)(14)   Schedule 13D/A dated May 1, 2002, filed by Shaner Hotel Group
          (incorporated by reference to Shaner Hotel Group's Amendment No. 1 to its Schedule 13D filed on May 8, 2002).*

(a)(15)   Press Release issued by Shaner Hotel Group, dated June 3, 2002.

(b)       None.

(d)       None.

(g)       None.

(h)       None.


*Previously filed